WRITTEN MATERIALS: The attached written materials are submitted pursuant to Rule 14a-6(g)(1) (the “Rule”) promulgated under the Securities Exchange Act of 1934. Submission is not required under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Megan Sweeney
Trustee, SEIU Benefit Plans Master Trust
SEIU Master Trust
1800 Massachusetts Avenue, NW
Washington, DC 20036

March 31, 2022

Dear Fellow Charter Communications Shareholder,

Though companies have a legitimate business interest in influencing laws and regulations, such activities carry numerous risks. Shareholders should receive full information about policy influence activities to enable them to assess the risks as well as the adequacy of a company’s oversight of them, and to evaluate whether those activities are in the best interests of long-term shareholders.

Charter Communications (“Charter” or the “Company”) shareholders can call for greater disclosure of Charter’s direct and indirect lobbying expenditures at the Company’s annual shareholder meeting on April 26, 2022. Proposal #3 on Charter’s proxy card, “Stockholder Proposal Regarding Lobbying Activities,” asks Charter to disclose policies and procedures governing lobbying, payments used for direct or indirect lobbying as well as grassroots lobbying communications, membership in and payments to tax-exempt organizations that write and endorse model legislation, and the board and management’s decision making process for making those payments.

We believe that full disclosure would:

•	Allow shareholders to assess whether Charter’s lobbying is in long-term shareholders’ best interests;
•	Highlight potential areas of misalignment between Charter’s lobbying activities and its values and public statements; and
•	Permit shareholders to gauge the quality of Charter’s oversight of lobbying activities.

Corporate lobbying activities create risks when they contradict a company’s stated values or public statements, or when they are inconsistent with customers’ or the public’s interest. An example of misalignment between lobbying and public opinion occurred with one of Charter’s trade associations during the pitched battle over net neutrality, the requirement that cable and internet service providers “treat all content flowing through their cables and cell towers equally.”1 Net neutrality, which was ended by the FCC in 2017, prevented service providers from blocking or slowing down content from companies that do not pay for priority access. Net neutrality is very popular, with four out of five Americans favoring it.2

NCTA—the Internet and Television Association (“NCTA”), a trade association to which Charter belongs, conducted a “stealth campaign” against net neutrality, setting up an organization that purported to collect “suggestions” for the “future of the Internet” without disclosing its backers or the use to which the suggestions would be put.3 This campaign was a clear example of astroturfing, “organized activity that is intended to create a false impression of a widespread, spontaneously arising, grassroots movement in support of or in opposition to something (such as a political policy) but that is in reality initiated and controlled by a concealed group or organization (such as a corporation).”4 An investigative reporter discovered and reported on NCTA’s role.5 NCTA has continued lobbying against net neutrality, opposing the “Save the Internet” bill which would have reversed the FCC’s decision to kill net neutrality.6

A supposedly grassroots lobbying campaign by another organization of which Charter was a member,7 Broadband for America (“BfA”), also generated controversy. BfA sought to harvest comments opposing net neutrality, prior to the FCC’s 2017 decision. In 2019, a troubling report surfaced: BuzzFeed News reported that a BfA vendor had misappropriated personal information exposed in a large data breach to generate over a million nearly identical comments, many from commenters who denied submitting them.8

The fraud, it turns out, was much more widespread than that. Last year, New York’s attorney general Letitia James settled claims related to the incident, issuing a report finding that nearly 18 million of the 22 million comments the FCC received on net neutrality were fraudulent9 and that nine of the 18 million were generated by BfA’s campaign.10 According to AG James, BfA “hid its role in the campaign by recruiting anti-regulation advocacy groups — unrelated to the broadband industry — to serve as the campaign’s public faces,”11 creating an unaccountable environment that was “ripe for fraud.”12

_____________________________

1 https://www.wired.com/story/guide-net-neutrality/

2 https://thehill.com/policy/technology/435009-4-in-5-americans-say-they-support-net-neutrality-poll

3 https://www.propublica.org/article/mysterious-campaign-appears-to-be-latest-salvo-in-net-neutrality-battle

4 https://www.merriam-webster.com/dictionary/astroturfing

5 https://www.propublica.org/article/mysterious-campaign-appears-to-be-latest-salvo-in-net-neutrality-battle

6 https://arstechnica.com/tech-policy/2021/07/isps-spent-235-million-on-lobbying-and-donations-more-than-320000-a-day/

7 Charter’s membership was confirmed in March 2021 on https://www.broadbandforamerica.com/about-us/; Broadband for America appears to have relinquished its domain since then and does not have a new online presence.

8 https://www.buzzfeednews.com/article/jsvine/net-neutrality-fcc-fake-comments-impersonation

9 https://ag.ny.gov/press-release/2021/attorney-general-james-issues-report-detailing-millions-fake-comments-revealing

10 https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf, at 13.

11 https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf, at 11.

12 https://ag.ny.gov/sites/default/files/oag-fakecommentsreport.pdf, at 18.

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Charter’s proxy statement.

Charter also claims: “Our commitment to build out our network to reach more unserved, including rural, areas will continue in the years ahead. By bringing high-speed broadband access to more people, we are empowering them to find the opportunities they need to thrive in the 21st Century, regardless of whether they live in a small town or an urban center.”13 NCTA, however, lobbied against raising the minimum broadband speed for internet service providers participating in the Connect America Fund, which subsidizes build-out of rural broadband networks, despite the fact that the existing minimum was not sufficient to deliver video.14 NCTA also petitioned the FCC to issue a declaratory ruling that would impede state attorneys general in their efforts to enforce promises about broadband speed.15

Comprehensive disclosure would enhance oversight of direct and indirect lobbying activities and promote alignment with Charter’s values and policy positions.

Charter makes no disclosure regarding its relationship with the American Legislative Exchange Council (“ALEC”), which Charter reportedly funds.16 ALEC drafts and promotes model bills, which have been characterized as “wish lists for special interests.”17 ALEC drafted a bill limiting liability for businesses from employees or customers who contract COVID-19.18 ALEC joined in 2020 with far-right groups to form the “Save Our Country Task Force” (“SOC”), which lobbied against public health quarantine orders aimed at slowing the spread of COVID-1919 even though public health experts opined that premature reopening would trigger a second wave of infections.20 SOC also pushed to limit COVID-19 relief spending.21 Association with efforts advocating positions not supported by most Americans could damage the reputation of ALEC’s funders.

Corporate reputation can translate into financial consequences. Estimates peg the value of corporate reputation at over one-third of market capitalization22 and one researcher concluded that reputation drives between three and 7.5% of annual revenues.23 According to the Reputation Institute, a one-point increase in overall reputation score is correlated with a 2.6% increase in share value.24

_____________________________

13 https://policy.charter.com/resource-hub/network-investment-access

14 https://arstechnica.com/information-technology/2014/12/ignoring-att-and-verizon-protests-fcc-says-broadband-has-to-be-10mbps/

15 https://arstechnica.com/tech-policy/2017/06/cable-lobby-tries-to-stop-state-investigations-into-slow-broadband-speeds/

16 https://www.commoncause.org/wp-content/uploads/2020/05/Charter-ALEC-COVID-letter-FINAL.pdf

17 www.usatoday.com/story/news/investigations/2019/04/03/alec-american-legislative-exchange-council-model-bills-republican-conservative-devos-gingrich/3162357002/

18 https://news.bloomberglaw.com/daily-labor-report/red-states-to-get-blueprint-on-limiting-business-virus-liability

19 https://www.commoncause.org/wp-content/uploads/2020/05/Charter-ALEC-COVID-letter-FINAL.pdf; https://www.alec.org/press-release/from-freedomworks-conservative-groups-launch-save-our-country-task-force/

20 https://www.theguardian.com/us-news/2020/jun/01/save-our-country-coalition-states-reopen

21 https://www.theguardian.com/us-news/2020/jun/01/save-our-country-coalition-states-reopen

22 “The 2018 U.K. Reputation Dividend Report,” at 1 (http://reputationdividend.com/files/6215/1939/6597/UK_2018_report_Final.pdf); https://mumbrella.com.au/new-research-finds-strong-corporate-reputation-helps-companies-weather-financial-storms-587354

23 See https://instituteforpr.org/reputation/

24 https://www.reputationinstitute.com/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Charter’s proxy statement.

Charter’s Statement in Opposition to the Proposal includes discussion of its policies related to political spending—that is, contributions to candidates, parties and other groups intended to influence the outcome of an election—which are not relevant to the Proposal. Charter also points to publicly reported data about its direct lobbying available on federal government web sites and compliance with state laws, some of which do not require lobbying disclosure. State lobbying can be significant: For example, the NCTA has lobbied in many states to restrict build-out of municipal broadband.25 Finally, we do not believe that implementing the Proposal would require “unproductive consumption of valuable time and corporate resources,” as Charter claims; given the centrality of public policy advocacy to Charter’s business, Charter’s policy leadership team likely maintains data regarding its lobbying activities in a form that could be disclosed to shareholders without unreasonable effort.

For the reasons discussed above, we urge you to vote FOR Proposal 3 on Charter’s proxy card. If you have any questions, please contact Renaye Manley via email at renaye.manley@seiu.org.

_____________________________

25 https://arstechnica.com/tech-policy/2014/02/isp-lobby-has-already-won-limits-on-public-broadband-in-20-states/

We are not asking for authority to vote your proxy and no proxy cards will be accepted. Please vote your proxy according to the instructions in Charter’s proxy statement.